Exhibit 99.1

STRATASYS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2014

(UNAUDITED)

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014
(UNAUDITED)

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Balance Sheets

in thousands	June 30, 2014	December 31, 2013
ASSETS

Current assets
Cash and cash equivalents	$502,314	$414,088
Short-term bank deposits	75,622	200,370
Accounts receivable, net	113,583	99,200
Inventories	114,346	88,406
Investment in sales-type leases, net	6,651	6,696
Prepaid expenses	7,966	5,470
Deferred income taxes	22,448	16,501
Other current assets	25,325	21,398

Total current assets	868,255	852,129
Non-current assets
Goodwill	1,203,296	1,195,891
Other intangible assets, net	587,566	622,330
Investment in sales-type leases	13,007	11,219
Amounts funded in respect of employee
rights upon retirement	3,369	3,166
Property, plant and equipment, net	110,848	91,005
Other non-current assets	4,827	6,481

Total non-current assets	1,922,913	1,930,092

Total assets	$2,791,168	$2,782,221

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$38,856	$35,375
Accrued expenses and other current liabilities	32,919	32,849
Accrued compensation and related benefits	27,427	21,441
Earn-out obligations	11,458	12,027
Unearned revenues	41,895	36,033

Total current liabilities	152,555	137,725

Non-current liabilities
Employee rights upon retirement	4,999	4,683
Earn-out obligation - long term	-	16,998
Deferred tax liabilities	97,955	105,901
Unearned revenues - long term	4,618	3,315
Other non-current liabilities	10,870	13,812

Total liabilities	270,997	282,434

Contingencies, see note 9

Equity
Ordinary shares, NIS 0.01 par value, authorized 180,000
shares; 49,436 and 49,211 shares issued and outstanding
at June 30, 2014 and December 31, 2013, respectively	134	133
Additional paid-in capital	2,428,978	2,412,197
Retained earnings	89,463	85,549
Accumulated other comprehensive income	1,596	1,908

Total equity	2,520,171	2,499,787

Total liabilities and equity	$2,791,168	$2,782,221

See accompanying notes to condensed consolidated financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Operations and Comprehensive Income
	Three Months Ended June 30,		Six Months Ended June 30,
in thousands, except per share data	2014	2013	2014	2013
Net sales
Products	$154,090	$90,213	$283,342	$172,023
Services	24,375	16,272	46,064	31,669
	178,465	106,485	329,406	203,692
Cost of sales
Products	73,394	45,731	134,416	94,774
Services	13,437	10,349	25,628	21,139
	86,831	56,080	160,044	115,913
Gross profit	91,634	50,405	169,362	87,779

Operating expenses
Research and development, net	18,957	10,337	35,728	21,126
Selling, general and administrative	77,929	42,665	145,546	85,990
Change in fair value of earn-out obligation	628	-	(6,867)	-
	97,514	53,002	174,407	107,116

Operating loss	(5,880)	(2,597)	(5,045)	(19,337)

Other income (expense)	337	138	(999)	652

Loss before income taxes	(5,543)	(2,459)	(6,044)	(18,685)

Income taxes	(5,370)	326	(9,958)	(417)

Net income (loss)	$(173)	$(2,785)	$3,914	$(18,268)

Net income attributable to non-controlling interest	-	15	-	68

Net income (loss) attributable to Stratasys Ltd.	$(173)	$(2,800)	$3,914	$(18,336)

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$(0.00)	$(0.07)	$0.08	$(0.47)
Diluted	$(0.00)	$(0.07)	$0.08	$(0.47)

Weighted average ordinary shares outstanding
Basic	49,373	38,781	49,323	38,637
Diluted	49,373	38,781	51,238	38,637

Comprehensive Income (loss)
Net income (loss)	$(173)	$(2,785)	$3,914	$(18,268)
Other comprehensive income (loss), net of tax:
Losses on securities reclassified into earnings	-	-	168	-
Foreign currency translation adjustments	(126)	13	(524)	(355)
Fair value adjustments on derivatives designated as
cash flow hedges	173	-	44	-
Other comprehensive income (loss), net of tax	47	13	(312)	(355)
Comprehensive income (loss)	(126)	(2,772)	3,602	(18,623)
Less: comprehensive loss attributable to
non-controlling interest	-	(454)	-	(339)
Comprehensive income (loss) attributable to Stratasys Ltd.	$(126)	$(2,318)	$3,602	$(18,284)

See accompanying notes to condensed consolidated financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Cash Flows
	Six Months Ended June 30,
in thousands	2014	2013
Cash flows from operating activities
Net income (loss)	$3,914	$(18,268)
Adjustments to reconcile net income (loss) to
net cash provided by (used in) operating activities:
Depreciation and amortization	48,579	46,975
Stock-based compensation	13,814	10,851
Deferred income taxes	(13,440)	(9,393)
Change in fair value of earn-out obligations	(6,867)	-
Excess tax benefit from stock options	(582)	(986)
Other non-cash items	419	(122)
Change in cash attributable to changes in
operating assets and liabilities, net of the impact
of acquisitions:
Accounts receivable, net	(13,126)	(19,099)
Inventories	(29,696)	(9,706)
Net investment in sales-type leases	(1,744)	(1,887)
Other receivables and prepaid expenses	(6,335)	399
Other non-current assets	(413)	(110)
Accounts payable	3,234	(11,035)
Other current liabilities	8,152	923
Unearned revenues	6,956	5,816
Other non-current liabilities	(3,247)	3,442
Net cash provided by (used in) operating activities	9,618	(2,200)

Cash flows from investing activities
Change in short-term bank deposits, net	124,748	20,063
Purchase of property, plant and equipment	(23,509)	(9,909)
Cash paid for acquisitions	(12,042)	-
Acquisition of intangible assets	(2,147)	(611)
Proceeds from sales of marketable securities	1,634	-
Proceeds from sale of property, plant and equipment	219	-
Other investing activities	(300)	38
Net cash provided by investing activities	88,603	9,581

Cash flows from financing activities
Payment of earn-out obligations	(10,795)	-
Proceeds from exercise of stock options	2,387	5,988
Acquisition of non-controlling interest	(2,170)	-
Excess tax benefit from stock options	582	986
Net cash (used in) provided by financing activities	(9,996)	6,974

Effect of exchange rate changes on cash and cash equivalents	1	(120)

Net change in cash and cash equivalents	88,226	14,235
Cash and cash equivalents, beginning of period	414,088	133,826

Cash and cash equivalents, end of period	$502,314	$148,061

Supplemental disclosures of cash flow information:
Transfer of fixed assets to inventory	148	83
Transfer of inventory to fixed assets	4,096	3,068

See accompanying notes to condensed consolidated financial statements.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1. Basis of Presentation and Consolidation

     Stratasys Ltd. and its subsidiaries (collectively the “Company”) is a leading global provider of additive manufacturing (“AM”) solutions for the creation of parts used in the processes of designing and manufacturing products and for the direct manufacture of end parts. The Company’s systems include desktop 3D printers for idea and design development, various systems for rapid prototyping (“RP”) and large production systems for direct digital manufacturing (“DDM”). The Company also develops, manufactures and sells materials for use with its systems and provides various services to its customers, including paid parts services.

     The condensed consolidated interim financial statements include the accounts of Stratasys Ltd. and its subsidiaries. All intercompany accounts and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation.

     The consolidated interim financial information herein is unaudited; however, such information reflects all adjustments (consisting of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair statement of results for the interim period. Certain prior period amounts have been reclassified to conform to the current year presentation. The results of operations for the three and six months ended June 30, 2014 are not necessarily indicative of the results to be expected for the full year. Certain financial information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted. The reader is referred to the audited consolidated financial statements and notes thereto for the year ended December 31, 2013, filed as part of the Company’s Annual Report on Form 20-F for such year.

Recently adopted and issued accounting pronouncements:

     In May 2014, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standard Update (“ASU”), issued as a new topic, Accounting Standards Codification (“ASC”) topic 606. The ASU supersedes the current revenue recognition requirements in ASC 605, Revenue Recognition. The core principle of this amendment is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period, with earlier adoption not permitted. This ASU can be adopted either retrospectively to each prior reporting period presented or as a cumulative-effect adjustment as of the date of adoption. The Company is currently evaluating the impact of the adoption of this ASU on its consolidated financial statements.

     In July 2013, the FASB, issued an accounting standard update, under which an entity must present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, in the absence of certain conditions. This ASU was effective for the Company for the three and six months ended June 30, 2014. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 2. Acquisitions

MakerBot transaction

     On August 15, 2013 (“MakerBot transaction date”) the Company acquired privately held Cooperation Technology Corporation (“MakerBot”) for an aggregate purchase price of $493.7 million (“MakerBot transaction”), which was calculated based on the Company’s share price of $97.46 as of the MakerBot transaction date.

     The acquisition consideration was attributed to net assets on the basis of the fair value of assets acquired and liabilities assumed based on an appraisal performed by management, which included a number of factors, including the assistance of independent appraisers. The estimated fair values are based on the information that was available as of June 30, 2014 and may be subject to changes.

     MakerBot stockholders also could qualify for two earn-out payments. The first was for the six-month period ended December 31, 2013, which amounted to $10.8 million and which was paid in cash during April 2014. The second earn-out period is for the year ended December 31, 2014, for which MakerBot stockholders could qualify for a total payment of up to 0.8 million shares, depending on the level of achievement of financial metrics for the period. The second earn-out payment, if earned, will be made in the Company’s shares or cash, or a combination thereof, at the Company’s discretion.

     The fair value of the earn-out obligations for the second earn-out payment is based on management’s assessment of whether, and at what level, the financial metrics will be achieved, and the present value factors associated with the timing of the payments. Management re-measures the fair value of the earn-out obligations at the end of each reporting period, with any changes in fair value being recorded in that period’s statement of operations. The fair value was estimated based on a Monte Carlo simulation, under which many scenarios are computed to measure possible outcomes of the financial metrics and the likelihood of occurrence. The resultant probability-weighted financial metrics are then applied to the earn-out formula to determine the cash flows under the earn-out. Those cash flows were then discounted using rates of the yields for U.S. treasury bonds with similar terms to maturity. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy. The Company estimates the earn-out obligation for the second earn-out period to be $11.4 million, as of June 30, 2014.

     Certain MakerBot employees participate in a performance bonus plan in connection with the MakerBot transaction. Participating employees are entitled, contingent on certain continuing employment conditions, to bonus payments of compensation that in the aggregate will equal, dollar-for-dollar, the actual amounts determined in the earn-out calculation.

Interfacial Solutions

     In April 2014, the Company acquired certain assets of Interfacial Solutions LLC (“Interfacial Solutions”), a privately held provider of thermoplastics research and development and production services. This transaction is designed to strengthen the Company’s materials research and development skills and enable it to become vertically integrated in material development and manufacturing and also increase materials production space and capacity.

     The Company accounted for this transaction as business combination. The acquisition consideration was attributed to net assets on the basis of the fair value of assets acquired and liabilities assumed based on an appraisal performed by management, which included a number of factors, including the assistance of independent appraisers.

     Interfacial Solutions results of operations were included in the Company’s condensed consolidated financial statements commencing April 2014.

Other financial information giving effect to the acquisition has not been provided as the acquisition is not material.

Other transactions

     In October 2013, the Company acquired all non-controlling interests of its investment in Stratasys Japan Co. Ltd., for a total purchase price of approximately $2 million which was paid during the first quarter of 2014. Prior to the acquisition, the Company owned 51% of the Japanese company. The excess of the purchase price over the carrying value of the non-controlling interests was credited to additional paid-in capital. This acquisition enabled the Company to expand its Japanese operations.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

     In January 2014, the Company purchased certain assets, including customer service contracts and inventory, from its local channel partner in South Korea, Sysopt Engineering Co. Ltd. The acquisition enables the Company to expand its South Korean operations.

Subsequent transactions

Solid Concepts transaction

     On July 14, 2014, the Company completed the acquisition of 100% of the outstanding shares of Solid Concepts Inc. (“Solid Concepts”), an independent additive manufacturing service bureau for a total consideration of approximately $190 million (subject to adjustment, as described below), of which $29 million was paid in cash, $103 million was paid in the Company’s shares, $4 million was deferred for six months and will be paid in cash and the remaining $54 million will be paid in three separate annual installments.

     Under the terms of the definitive agreement, certain of Solid Concepts’ employees may also qualify for retention-related and other payments of $72 million, of which, $15 million was paid in cash upon closing, and the remaining $57 million will be paid in three separate annual installments.

     Subject to certain requirements for cash payments, the Company retains the discretion to settle any of the amounts payable under the definitive agreement in its shares, cash or any combination of the two. These amounts are also subject to certain adjustments based on the Company’s share price.

     This transaction, together with the Harvest transaction, which is described below, are expected to enable the Company to expand its existing digital manufacturing service business, to create a leading strategic platform to meet a broad range of customers' additive manufacturing needs and provide opportunities to leverage manufacturing services capabilities.

     Due to the complexity of the acquisition and since the acquisition was closed after the reporting date and a short period of time prior to issuing these financial statements, the initial accounting treatment for the business combination is incomplete at this stage and therefore, certain amounts presented above are subject to adjustments. Furthermore at this stage, it is impracticable to disclose supplemental pro forma information as well as other information required.

Harvest transaction

     On August 1, 2014, the Company completed the acquisition of 100% of the outstanding shares of Harvest Technologies Inc. (“Harvest”), a specialty additive manufacturing service bureau. Under the terms of the definitive agreement with Harvest, certain of Harvest’s employees may also qualify for certain retention-related payments.

Other financial information giving effect to the acquisition has not been provided as the acquisition is not material.

MakerBot Europe transaction

     On August 1, 2014 the Company acquired certain assets of its Germany-based partner, HAFNER’S BÜRO, which has been MakerBot reseller in Germany. This acquisition will enable the Company to expand its desktop 3D printing operations throughout the European market.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 3. Inventories

Inventories consisted of the following (in thousands):

	June 30, 2014	December 31, 2013
Finished goods	$57,697	$42,251
Work-in-process	3,316	164
Raw materials	53,333	45,991
	$114,346	$88,406

Note 4. Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of the Company’s goodwill for the six months ended June 30, 2014, are as follows (in millions):

Goodwill as of December 31, 2013	$1,195.9
Goodwill acquired	7.7
Translation differences	(0.3)
Goodwill as of June 30, 2014	$1,203.3

Other intangible assets consisted of the following (in thousands):

	June 30, 2014		December 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Developed technology	$474,750	$81,007	$447,842	$54,029
Patents	14,378	7,324	14,065	6,523
Trademarks and trade names	59,046	6,644	59,019	3,817
Customer relationships	102,995	17,452	100,679	10,793
Non-compete agreement	10,843	2,579	10,354	1,249
Capitalized software development costs	17,137	14,092	16,612	13,828
In process research and development	37,515	-	63,998	-

	716,664	$129,098	712,569	$90,239
Accumulated amortization	129,098		90,239
Net book value of amortizable intangible assets	$587,566		$622,330

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

      In process research and development with a gross carrying value of $26.9 million as of December 31, 2013, of which $23.7 million was acquired in connection with the Makerbot transaction, was launched during the six months ended June 30, 2014 and is now classified as developed technology with a seven-year weighted average life for amortization.

      Amortization expense relating to intangible assets for the three-month periods ended June 30, 2014 and 2013 was approximately $ 19.9 million and $13.1 million, respectively.

      Amortization expense relating to intangible assets for the six-month periods ended June 30, 2014 and 2013 was approximately $ 38.9 million and $26.2 million, respectively.

     As of June 30, 2014, estimated amortization expense relating to intangible assets currently subject to amortization for each of the next five years and thereafter was as follows (in thousands):

Remaining 6 months of 2014	$39,566
2015	79,130
2016	78,335
2017	76,713
2018	70,800
Thereafter	205,507

Note 5. Earnings (Loss) Per Share

The Company complies with ASC 260, Earnings Per Share, which requires dual presentation of basic and diluted income (loss) per ordinary share attributable to Stratasys Ltd. for all periods presented. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares, outstanding for the reporting periods. Diluted net income per share is computed using the weighted-average number of common shares and the potential dilutive common shares outstanding during the period. Diluted shares outstanding include the dilutive effect of in-the-money options and restricted stock units (“RSUs”) using the treasury stock method, as well as, shares held back from issuance and other certain obligations in connection with the MakerBot transaction.

The following table presents a reconciliation of the numerator and denominator of the basic and diluted income (loss) per share computations for the three and six months ended June 30, 2014 and 2013:

(in thousands, except per share amounts)	Three months ended June 30,		Six months ended June 30,
Numerator:	2014	2013	2014	2013
Net income (loss) attributable to Stratasys Ltd.– for the computation of basic
and diluted net income (loss) per share	$(173)	$(2,800)	3,914	$(18,336)
Denominator:
Weighted average shares – denominator for basic net income (loss) per share	49,373	38,781	49,323	38,637
Add: Effect of dilutive securities
Additional shares from the assumed exercise of employee stock options and
unvested RSUs	-	-	1,250	-
Held back issuable shares and other cetain obligations in connection with
MakerBot transaction	-	-	665	-
Denominator for diluted income (loss) per share	49,373	38,781	51,238	38,637

Net income (loss) per share attributable to Stratasys Ltd.
Basic	$(0.00)	$(0.07)	0.08	$(0.47)
Diluted	$(0.00)	$(0.07)	0.08	$(0.47)

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

      The computation of diluted net income (loss) per share excluded stock options, RSUs and shares held back to cover indemnity obligations in connection with the MakerBot transaction to purchase 2.78 million and 2.99 million shares for the three months ended June 30, 2014 and 2013, respectively, and 0.2 million and 2.99 million shares for the six months ended June 30, 2014 and 2013, respectively, because their inclusion would have had an anti-dilutive effect on the diluted net income (loss) per share.

Note 6. Income Taxes

      The Company’s effective tax rate was 96.9% compared to a negative effective tax rate of 13.3% for the three-month periods ended June 30, 2014 and 2013, respectively, and 164.8% and 2.2% in the six-month periods ended June 30, 2014 and 2013, respectively. The Company’s effective tax rate has varied significantly due to the changes in the mix of income (loss) between the U.S. and Israel, as well as the impact of the tax benefit as a result of the realization of the deferred tax liability associated with the amortization of the intangible assets. The income of $6.9 million attributable to the change in fair value of the Company’s earn-out obligations in the six-month period ended June 30, 2014, is non-taxable, and therefore had a significant impact on the effective tax rate in this period.

Note 7. Fair Value Measurements

      Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

      Observable inputs are inputs that are developed using market data, such as publicly available information about actual events or transactions, and that reflect the assumptions that market participants would use when pricing the asset or liability. Unobservable inputs are inputs for which market data are not available and that are developed using the best information available about the assumptions that market participants would use when pricing the asset or liability. The fair value hierarchy categorizes into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. Level 2 inputs include inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following tables summarize the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, by fair value hierarchy, in the condensed consolidated balance sheets (in thousands):

	June 30, 2014
	Level 2	Level 3	Total
Assets:
Foreign exchange forward contracts not
designated as hedging instruments	$310	$-	$310
Foreign exchange forward contracts
designated as hedging instruments	197	-	197

Liabilities:
Foreign exchange forward contracts not
designated as hedging instruments	(430)	-	(430)
Earn-out obligation	-	(11,458)	(11,458)
	$77	$(11,458)	$(11,381)

	December 31, 2013
	Level 2	Level 3	Total
Assets:
Long term investment	$1,634	$-	$1,634
Foreign exchange forward contracts not
designated as hedging instruments	301	-	301
Foreign exchange forward contracts
designated as hedging instruments	153	-	153

Liabilities:
Foreign exchange forward contracts not
designated as hedging instruments	(1,543)	-	(1,543)
Earn-out obligations	-	(29,025)	(29,025)
	$545	$(29,025)	$(28,480)

The following table is a reconciliation of the change for those financial assets and liabilities where fair value measurements are estimated utilizing Level 3 inputs, which consist of earn-out obligations related to acquisitions (in thousands):

Earn-out obligations
Fair value as of December 31, 2013	$29,025
Payments	(10,795)
Additions	95
Gains recognized in earnings	(6,867)
Fair value as of June 30, 2014	$11,458

The earn-out obligations are described in note 2 and are classified within level 3 because fair value is measured based on the probability-weighted present value of the consideration expected to be transferred.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table summarizes the condensed consolidated balance sheets classification and fair values of the Company’s derivative instruments (in thousands):

		Fair Value		Notional Amount
	Balance sheet location	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013
Assets derivatives -Foreign exchange contracts, not designated as hedging instruments	Other current assets	$310	$301	$10,512	$12,490
Assets derivatives -Foreign exchange contracts, designated as cash flow hedge	Other current assets	197	153	15,288	5,760
Liability derivatives -Foreign exchange contracts, not designated as hedging instruments	Accrued expenses and other current liabilities	(430)	(1,543)	72,000	54,000
		$77	$(1,089)	$97,800	$72,250

Foreign exchange forward contracts are valued primarily based on observable inputs, including interest rate curves and both forward and spot prices for currencies (Level 2 inputs).

As of June 30, 2014, the Company had foreign exchange forward contracts, not designated as hedging instruments in effect for the conversion of $72.0 million into €52.9 million and $10.5 million into NIS 36.8 million. These derivatives are primarily used to reduce the impact of foreign currency fluctuations on certain balance sheet exposures. With respect to such derivatives, gains of $1.2 million and $0.2 million were recognized under other income (expense) for the three-month periods ended June 30, 2014 and 2013, respectively, and gains of $0.2 million and $2.0 million were recognized under other income (expense) for the six-month periods ended June 30, 2014 and 2013, respectively. Such gains offset the revaluation of the balance sheet items, which also recorded under other income (expense).

As of June 30, 2014, the Company had foreign exchange forward contracts in effect for the conversion of $15.3 million designated as a cash flow hedge for accounting purposes. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs denominated in New Israeli Shekels. The changes in fair value of those contracts of $173 thousands and $44 thousands, for the three-month and the six-month periods ended June 30, 2014, respectively are included in the Company’s accumulated other comprehensive income as of June 30, 2014. There were no material realized gains or losses with respect to those contracts during the three-month and six-month periods ended June 30, 2014. These contracts mature through December 31, 2014.

Long term investment consists of an investment in debt securities classified as available-for-sale and are recorded at fair value. The fair value is based on the sale of similar securities in the market, as well as last sales of these securities in the market (Level 2 inputs). The debt securities were sold during the first quarter of 2014.

Other financial instruments consist mainly of cash and cash equivalents, short-term bank deposits, current and non-current receivables, accounts payable and accruals. The fair value of these financial instruments approximates their carrying values.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 8. Stock-Based Compensation Plan

Stock-based compensation expense for stock options and restricted stock units (“RSUs”) was allocated as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Cost of sales	$1,034	$632	$1,946	$1,266
Research and development, net	885	846	$1,823	1,746
Selling, general and administrative	5,159	3,881	$10,045	7,839

Total stock-based compensation expenses	$7,078	$5,359	$13,814	$10,851

A summary of stock option activity for the six months ended June 30, 2014 is as follows:

	Number of Options	Weighted Average Exercise Price
Options outstanding as of January 1, 2014	2,007,433	$29.66

Granted	48,534	93.74

Exercised	(224,258)	10.49

Forfeited	(23,444)	48.16

Options outstanding as of June 30, 2014	1,808,265	$33.52

Exercisable options as of June 30, 2014	1,015,343	$17.12

The outstanding options generally have a term of ten years from the grant date. Options granted become exercisable over the vesting period, which is normally a four-year period beginning on the grant date, subject to the employee’s continuing service to the Company.

The fair value of stock options is determined using the Black-Scholes model. The weighted-average grant date fair value of options that were granted during the six-month period ended June 30, 2014 was $43.35.

During the six-month periods ended June 30, 2014 and 2013, the Company issued 224,258 and 647,667 shares, respectively, upon the exercise of stock options. This resulted in an increase in equity of $2.4 million and $6.0 million for the six-month periods ended June 30, 2014 and 2013, respectively.

As of June 30, 2014, the unrecognized compensation cost related to all unvested stock options of $32.8 million is expected to be recognized as an expense over a weighted-average period of 1.5 years.

During the six months ended June 30, 2014, the Company granted 108,080 RSUs. The fair value of RSUs is determined based on the quoted price of the Company’s common stock on the date of the grant.

As of June 30, 2014, the unrecognized compensation cost related to all unvested RSUs of $25.7 million is expected to be recognized as expense on a straight-line basis over a weighted-average period of 3.4 years.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 9. Contingencies

Claims and Proceedings

In December 2008, an employee, whose employment with the Company was subsequently terminated, filed a claim against the Company demanding that, based on an alleged undertaking the Company had made, the Company issue to him an option that would allow him to maintain an equity interest of 1.45% in the Company, as well as reimburse salary reductions he had suffered in an aggregate sum of NIS 552,000 ($161,000). In July 2009, the Company filed its statement of defense, rejecting the claims raised by the former employee. Together with the former employee, the Company initiated mediation of the dispute, but did not reach a settlement. The former employee later amended his initial pleading to seek an additional NIS 441,000 ($128,000) on account of alleged wrongful termination by the Company. The claim was dismissed in November 2013 by the Israeli labor court, also awarding the Company legal expenses of NIS 55,000. The plaintiff has appealed the decisions and the appeal is currently ongoing at the national Israeli labor court.

On March 4, 2013, four current or former minority shareholders (two of whom were former directors) of the Company filed two lawsuits against the Company in an Israeli district court. The lawsuits demand that the Company amend its capitalization table such that certain share issuances prior to the Stratasys-Objet merger to certain of Objet’s shareholders named as defendants would be cancelled, with a consequent issuance of additional shares to the plaintiffs to account for the subsequent dilution to which they have been subject. The lawsuits also name as defendants Elchanan Jaglom, Chairman of the Executive Committee of the Company’s board of directors, David Reis, Chief Executive Officer, various shareholders of the Company who were also shareholders of Objet, and, in one of the lawsuits, Ilan Levin, a director. The lawsuits allege in particular that a series of investments in Objet during 2002 and - 2007 was effected at a price per share that was below fair market value, thereby illegally diluting those shareholders that did not participate in the investments. The plaintiffs also allege that a portion of the amount invested in those transactions was actually invested by an investor who was already a shareholder of Objet and allegedly acting in concert with Mr. Jaglom, and that the interest of these two shareholders in these transactions was not properly disclosed to the minority shareholders at the time. The lawsuits furthermore claim that the Company effectively engaged in backdating the issuance of certain shares, in that shares that Objet reported as having been issued in 2006 and 2007 were actually issued at a subsequent date—as late as 2009. The Company filed its statements of defense in May 2013 denying the plaintiffs’ claims. Also, the Company filed motion to dismiss the claims on grounds of statute of limitations, laches and lack of cause. On April 8, 2014, the court held a hearing on the motion and a decision will be issued after the parties will submit summation briefs.

The Company believes that these claims are all entirely baseless and that the transactions in question were conducted in accordance with applicable law. Management does not believe that these lawsuits will have a material adverse effect on the Company’s operations or financial condition, and the Company intends to vigorously defend these lawsuits.

The Company is a party to various other legal proceedings, the outcome of which, in the opinion of management, will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.